

July 6, 2012

<u>Via Email</u>
Chanda Kochhar
Managing Director & Chief Executive Officer
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051, India

      Re: ICICI Bank Limited
              Form 20-F for Fiscal Year Ended March 31, 2011
              Filed September 29, 2011
              File No. 001-15002

Dear Ms. Kochhar:

      We have reviewed your June 22 and June 29, 2012 response letters and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended March 31, 2011</u>

<u>Equity Risk, page 65</u>

1. We note your proposed disclosure in response to prior comment four from our letter dated March 22, 2012. In your response, you disclose that you have changed your assumptions related to your VaR model during February 2012 and your proposed disclosure contains information that relates to both models, depending on the results. Item 305(a)(4)(ii) of Regulation S-K requires the disclosure of the results under both models in the year of adoption when you have changed key assumptions. Additionally, given that both models were not in operation the entire year, it is unclear why your disclosure takes the higher of for purposes of the fiscal 2012 disclosure. Please revise your proposed disclosure to separately disclose the results of each approach.

Additionally, please respond to the following:

- Expand your disclosure to explain whether you back-tested your new historical simulation model prior to its implementation in February 2012, and if so, for what period; and
- Tell us whether you are required to get approval from your regulators prior to making any VaR model changes.

Classification of Loans, page 81

Provision for Loan Losses, page 89

2. We note your proposed disclosure in response to prior comment nine from our letter dated March 22, 2012. Please clarify footnote two to your proposed tabular disclosure. It appears that you may have separately presented write-backs for 2009 but the footnote implies that you have presented amounts related to write-backs net of the provision.

Selected Consolidated Financial and Operating Data, page 103

Operating Results Data, page 104

3. We note your proposed disclosure in response to prior comment 11 from our letter dated March 22, 2012. Please respond to the following:

- Tell us why the amounts changed so dramatically from the ratios previously disclosed when it appears based on your disclosure on page 106 of your 2011 Form 20-F that the amounts were previously also based on Indian GAAP.
- Tell us why you changed the definition describing the calculation of the ratio. In this regard, we are unable to recalculate the amounts based on your Indian GAAP results based on the definition provided. Please revise to more clearly describe how the amounts are determined.

Consolidated Financial Statements, page F-1
20. Differences between Indian GAAP and US GAAP, page F-87
2. Stockholders' equity reconciliation, page F-88

4. We note your proposed disclosure in response to prior comment 24 from our letter dated March 22, 2012. Please revise future filings to disclose the predefined periods of delinquency after which you record charge-offs. For those loans that do not have predefined periods of delinquency and therefore management's judgment is required when determining a charge-off is necessary, please disclose the type of borrower specific information considered when making that conclusion.

a) Allowance for Loan Losses, page F-89

5. We note your response to prior comment three in our letter dated June 1, 2012. Please address the following:
    - Please tell us the amount of the provision related to these loans.
    - Please provide additional information regarding how you determined that the additional provision related to the loans acquired from Bank of Rajasthan was not material. In this regard, we note your disclosure attributes the Rs.10,016.3 million change in the loan loss provision US GAAP adjustments primarily to the loans from bank of Rajasthan and that your net income before taxes disclosed on page F-123 totaled Rs.75,949.6 million.
    - Tell us and disclose in future filings if you have finished your rating process on these loans. Discuss the reasons why they were still unrated at March 31, 2011 when you completed your purchase in August 2010.
    - Tell us whether you actually needed provisions subsequently during the 2012 fiscal year. In this regard, please clarify whether the actual credit losses experienced on these loans has been consistent with the loss severity assumptions used to determine the loan loss allowance related to these loans at March 31, 2011.
    - Please tell us how you reconciled the discrepancy between the incurred losses indicated by their internal model for unrated loans and those determined according to a fair value model that should have estimated credit losses over the life of the loan at the acquisition date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Rebekah Lindsey at (202) 551-3303 or me at (202) 551-3512 if you have any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant